Exhibit 99.1

Hesai Group Launches Global Offering

SHANGHAI, September 5, 2025 /PRNewswire/ -- Hesai Group (NASDAQ: HSAI) (“Hesai” or the “Company”), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced the launch of its global offering (the “Global Offering”) of 17,000,000 Class B ordinary shares of the Company, which comprises a Hong Kong public offering of initially 1,700,000 Class B ordinary shares commencing on September 8, 2025 Hong Kong time (the “Hong Kong Public Offering”) and an international offering of initially 15,300,000 Class B ordinary shares commencing today (the “International Offering”), and dual-primary listing of its Class B ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2525”.

The Company’s American depositary shares (the “ADSs”), each representing one Class B ordinary share of the Company, will continue to be listed and traded on the Nasdaq Global Select Market (“Nasdaq”). Investors in the Global Offering will only be able to purchase Class B ordinary shares and will not be able to take delivery of ADSs. Upon listing of the Class B ordinary shares on the Hong Kong Stock Exchange, the Class B ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on Nasdaq.

The Company has an offer size adjustment option, exercisable with prior written agreement with the Sponsor-OCs (as defined below) on or before the time of pricing, pursuant to which the Company may allot and issue up to an additional 2,550,000 Class B ordinary shares, representing 15% of the total number of Class B ordinary shares initially available under the Global Offering, to cover additional demand.

In addition, the Company expects to grant the international underwriters an over-allotment option to require the Company to issue up to an additional 2,550,000 Class B ordinary shares in the International Offering (or up to 2,932,500 Class B ordinary shares if the offer size adjustment option is exercised in full), representing 15% of the total number of Class B ordinary shares available under the Global Offering.

The initial number of Class B ordinary shares under the Hong Kong Public Offering and the International Offering represent approximately 10% and 90% of the total number of Class B ordinary shares initially available under the Global Offering, respectively, subject to reallocation, offer size adjustment, and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and reallocation, as described in the Hong Kong prospectus to be issued by the Company in Hong Kong dated September 8, 2025, the total number of Class B ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 2,550,000 Class B ordinary shares, representing 15% of the Class B ordinary shares initially available under the Global Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$228.00 per Class B ordinary share (the “Maximum Hong Kong Offer Price”), or US$29.04, per Class B ordinary share (equivalent to US$29.04 per ADS) based on an exchange rate of HK$7.8499 to US$1.00 as of June 30, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The offer price for the International Offering tranche of the Global Offering (the “International Offer Price”) may be set higher than, or the same as, the Maximum Hong Kong Offer Price. The Company will set the International Offer Price on or about September 12, 2025, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the Nasdaq on the last trading day on or before September 12, 2025 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Hong Kong Offer Price of HK$228.00 per Class B ordinary share. The shares will be traded in board lots of 20 Class B ordinary shares.

The Company has entered into cornerstone investment agreements with HHLR Advisors (part of Hillhouse Group), Taikang Life, WT Asset Management, Grab, Hongda Group and Commando Global Fund. Under such agreements, the cornerstone investors have agreed to, subject to certain conditions, subscribe for such number of Class B ordinary shares that may be purchased with an aggregate amount of approximately US$148.0 million, or approximately HK$1,153.7 million at the International Offer Price, representing approximately 29.8% of the Class B ordinary shares initially being offered under the Global Offering assuming such Class B ordinary shares are sold at the Maximum Hong Kong Offer Price, which percentage is subject to the offer size adjustment option and the over-allotment option. Such Class B ordinary shares are being sold in reliance on Regulation S and are exempt from the registration requirements of the U.S. Securities Act of 1933, and this cornerstone placing will form part of the International Offering.

The Company plans to use the net proceeds from the Global Offering for investment in research and development, investment in its manufacturing capabilities, business development to accelerate its business expansion, and working capital and general corporate purposes.

******

China International Capital Corporation Hong Kong Securities Limited, Guotai Junan Capital Limited, and CMB International Capital Limited are the Joint Sponsors for the proposed Global Offering; China International Capital Corporation Hong Kong Securities Limited, Guotai Junan Securities (Hong Kong) Limited, and CMB International Capital Limited are the Sponsor-OCs for the proposed Global Offering; China International Capital Corporation Hong Kong Securities Limited, Guotai Junan Securities (Hong Kong) Limited, CMB International Capital Limited, Haitong International Securities Company Limited, BOCI Asia Limited, Futu Securities International (Hong Kong) Limited, DBS Asia Capital Limited, and ICBC International Securities Limited are the Joint Global Coordinators, Joint Bookrunners, and Joint Lead Managers for the proposed Global Offering; ABCI Capital Limited and CCB International Capital Limited are the Joint Bookrunners for the proposed Global Offering; and ABCI Securities Company Limited and CCB International Capital Limited are the Joint Lead Managers for the proposed Global Offering.

Except for the investments by cornerstone investors, the International Offering is being made only by means of a preliminary prospectus supplement dated September 5, 2025 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 5, 2025, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEC, the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Class B ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the Hong Kong prospectus of the Company to be dated September 8, 2025.

About Hesai

Hesai Technology (Nasdaq: HSAI) is a global leader in lidar solutions. The company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles (“ADAS”), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs (“Robotics”). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Yuanting “YT” Shi, Head of Capital Markets

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group